                              Filed by Pennsylvania Real Estate Investment Trust
                                  Subject Company:   Crown American Realty Trust
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                    Commission File No.:  1-6300
Investor Notice


         In connection with the proposed merger between PREIT and Crown American Realty Trust referenced in this transcript, PREIT and Crown American Realty Trust intend to file a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown American Realty Trust at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents filed by PREIT may be obtained for free by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 S. Broad Street, Philadelphia, PA 19102; Attn: Investor Relations. In addition, these materials and other documents filed by Crown American Realty Trust may be obtained for free by directing a request to Crown American Realty at Pasquerilla Plaza, Johnstown, Pennsylvania 15901; Attn: Investor Relations.

         PREIT and Crown American Realty Trust, and their respective trustees and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of PREIT and Crown American Realty Trust in connection with the merger. Information about the trustees and executive officers of PREIT and their ownership of PREIT shares is set forth in the proxy statement for PREIT's 2003 Annual Meeting of Shareholders, which was filed with the Securities and Exchange Commission on April 30, 2003. Information about the trustees and executive officers of Crown American Realty Trust and their ownership of Crown American Realty Trust stock is set forth in the Crown American Realty Trust's Annual Report on Form 10-K and the amendment to its Form 10-K filed with the Securities and Exchange Commission on March 31, 2003 and April 22, 2003, respectively. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when its becomes available.

Pennsylvania Real Estate Investment Trust (PEI)
2003 Annual Meeting of Shareholders
Thursday, June 05, 2003 11:00 am

_____________________________________________
COMPANY REPRESENTATIVE

Good morning, ladies and gentlemen. I am Ron Rubin, Chairman and Chief Executive Officer of your trust. It is my pleasure to welcome you to the annual meeting of the holders of certificates of beneficial interest. Before proceeding further, let me introduce the other trustees who are seated here today. I want to mention that Ira Lubert, one of our trustees, is in St. Thomas and unfortunately could not be with us today; he had a trip planned that was planned some time ago. And all of our other trustees are here, as well. So I'll introduce, from my left, Leonard Korman. Seated next to Mr. Korman is Jonathan Weller. Mr. Weller will be participating in the program, as well; as you probably know, he is President and Chief Operating Officer of the company. From my far right is Jeffrey Orleans. Seated next to Mr. Orleans is Rosemarie Greco. Seated next to Ms. Greco is Lee Javitch, and immediately on my right is George Rubin. I also want to introduce to you the representatives of KPMG who are in attendance and any other person who -- well, let me just see. I have Jack Salmon, who is with us, and Kristine -- that's right, Kristina Barbone. Welcome. I also want to announce that Jeffrey Linn will be acting as Secretary of the meeting.

The trust has received proof by affidavit that the notice of meeting, proxy statement and proxy card were mailed on or about April 30th, 2003, to each shareholder of record, as of the close of business on April 21st, 2003. The date the Board of Trustees fixed as the date for determining the shareholders' entitled to notice of and to vote at this meeting. The Secretary will attach the affidavit together with its exhibits to the minutes. The Judge of Election has the list of shareholders entitled to vote at this meeting, and the list is open for inspection by any shareholder during the meeting for the purposes of the meeting. The Board of Trustees has appointed William Kennedy, representative of American Stock Transfer and Trust Company, to be the Judge of Election, and he has signed the oath of office. Mr. Kennedy, will you please rise, thank you.

Will any shareholder in this room who has not yet filed his or her proxy, but who intends to do so, please file their proxy with Jeffrey Linn, who will submit the proxies to the Judge of Election. Are they any? Anyone else? Will any shareholder who is desiring to vote in person please notify the judge of elections.

I now call upon the judge of election to give his report on quorum. (inaudible).

_____________________________________________

MR. RONALD RUBIN

Thank you. I now declare the annual meeting of Pennsylvania Real Estate Investment Trust, holders of certificates of beneficial interest, officially convened and competent to proceed to the transaction of business for which it has been called, as stated in the notice thereof. The only matter to be voted on at this meeting is the election of three Class B trustees to serve for a term ending at the annual meeting of shareholders to be held in the spring of 2006, and until their successors shall have been elected and shall have qualified. I now call upon George Rubin to announce the nominations of the Board to the office of Class B trustees.

_____________________________________________

MR. GEORGE RUBIN

Thank you. My name is Don Corleone. (Laughter) Actually, I apologize; I have a cold. My name is George Rubin, and I am a trustee of Pennsylvania Real Estate Investment Trust. On behalf of the Board of Trustees, I announce the nominations of Ronald Rubin, Leonard I. Korman and Jeffrey P. Orleans for election as Class B trustees to serve for a term ending at the annual meeting of shareholders to be held in the spring of 2006, and until their respective successors are elected and qualified.

_____________________________________________

MR. RONALD RUBIN

Thank you. No other person has been nominated in accordance with the procedures set forth in section 2-C of the amended and restated trust agreement for the trust. Accordingly, I hereby declare the nominations closed. We can now proceed to voting on the matter before the meeting. As has been customary, we will vote on these matters by ballot. I declare the polls open for reception of ballots. If you want a ballot, please raise your hand. Let me remind you that if you have already mailed or handed in your proxy, there is no need for you to cast a ballot, unless you wish to change the vote that you put on the proxy.

Is there anyone who has not voted and who desires to vote? Hearing no one, I hereby declare the polls closed.

We will pause for a moment to allow the judge of elections an opportunity to tabulate the vote.

_____________________________________________

WILLIAM KENNEDY, JUDGE OF ELECTIONS

(inaudible)14,886,105 votes were cast for the election of Ronald Rubin, Leonard
I. Korman, Jeffrey P. Orleans as class B trustees to serve for a term ending at the annual meeting of shareholders to be held in the spring of 2006, and until their respective successors are elected and shall have qualified.

_____________________________________________

MR. RONALD RUBIN

Thank you very much. The Judge of Elections has reported that the nominees, yours truly, Leonard I. Korman and Jeffrey P. Orleans have received sufficient votes to be declared as Class B trustees. In accordance with the report of the Judge of Elections, I hereby declare Ronald Rubin, Leonard I. Korman and Jeffrey
P. Orleans duly elected Class B trustees of Pennsylvania Real Estate Investment Trust for the term for which they were nominated. I hereby order that the report of the Judge of Elections be filed with the minutes of the meeting.

Now, ladies and gentlemen, as Chief Executive Officer of the trust, I will now try to review the trust highlights for the year ended 12-31-2002 and discuss some of our plans for the future.

In 2002, we achieved FFO growth of 14.5 percent, a 5.3 percent increase in FFO per share, and delivered a 16 percent increase in combined net operating income. We also delivered a total return of 21.5 percent, resulting in a 5-year total return of 68.1 percent, which was not only higher than the total return of diversified REITs, but also higher than the average of the retail sector, which is our new strategic target. Our first-quarter results were also positive. FFO for the first quarter in 2003 increased 8.4 percent, and FFO per share increased from the first quarter of 2002, and net income for the quarter increased by 33.5 percent in the first quarter of 2002.

The company announced a number of what I would call strategic transformations this year, this calendar year, which really strengthens our focus on retail. In March, we announced the purchase of six shopping malls in the Philadelphia region from The Rouse Company. We closed on the acquisition prior to today of four of these properties -- Exton Mall, The Gallery at Market East, Cherry Hill Mall and Moorestown Mall in late April. I expect we will be announcing the acquisition of the remaining two Rouse Company properties, Plymouth Meeting Mall and Echelon Mall, very, very soon. The purchase of these shopping centers means that we are the leading shopping mall REIT in the Philadelphia region, which is, as many of you know, the fourth-largest market in the United States.

In March, we also announced the sale of our multi-family portfolio, and this past Tuesday, we announced that we have completed the sale of 15 of the company's 19 multi-family properties. The decision to sell our multi-family properties was a difficult one, but in our view, the strategic focus on retail presents the best long-term opportunity for growth, and the creation of value for our shareholders. In addition, as all of you know, we capped this strategic shift with the May announcement of our proposed merger with Crown American Realty Trust. In our view, the proposed Crown transaction significantly strengthens our focus on the retail sector, and positions our company as a leading shopping mall REIT in the mid-Atlantic region.

The proposed Crown merger, the Rouse acquisitions and the sale of our multi-family units will focus the company on one property type -- value-oriented retail. Should everything close, the company will have a substantial retail portfolio of 54 properties, including 40 regional malls and 14 power and strip centers, totaling more than 33 million square feet. The Crown properties strategically complement our existing retail portfolio, and Pennsylvania and the mid-Atlantic states are our home markets. Both portfolios are concentrated in this region, and after the portfolios are combined, 82 percent of our assets will be in Pennsylvania, Maryland, Delaware and New Jersey. We believe our expertise in value-oriented middle-market mall retail creates opportunities for the company and its shareholders. Middle-market mall retail is Crown's market, as well. By the way, today's strongest retailers are also focused on the middle market. We understand these tenants, we have relationships with these tenants, and from a traditional mall standpoint, and also our experience in the development and ownership of power centers throughout this region. We believe that by combining Crown's rich asset base with our management team and our leasing capability, we can harness the growth potential of these assets.

As discussed in our annual report, which highlights our performance at Magnolia Mall, and really focuses on the Magnolia Mall throughout our annual report, we have experienced a great deal of success in repositioning challenging assets. We intend to apply our redevelopment and re-leasing expertise to create value from the combined companies' assets. Although size was not a primary motivator for the proposed merger with Crown, there are many benefits that we expect to enjoy through the company's new scale. First, we expect the size of our new combined portfolio and its geographic concentration to significantly change the nature of our ability to interact with tenants. For example, in one visit, we can unlock our region as a footprint for a new retail concept. Second, our increased market capitalization of approximately 2.7 billion will provide the combined company with a new level of shareholder liquidity. We hope this will facilitate greater institutional equity investment in a way that was difficult to achieve when we were a smaller company. Third, with our larger and more focused asset base, we can seek operational efficiencies, which were elusive to both companies operating independently. There are economies to be realized when operating multiple properties in one single location. It's also far easier for larger companies to afford the type of talent, systems, technology and infrastructure required to achieve the kind of productivity that we want.

Not all of the benefits of scale come from new initiatives. Some of the growth will also come from taking our current expertise and applying it on a larger playing field. One of our great strengths has always been the development business. We have an experienced development group that has successfully executed both ground-up projects and development of existing assets. They work well with our leasing people to bring the innovative solutions to our tenants. Our ability to perform for our tenants has helped our leasing people build the strong relationships that give us the ability to execute turnaround strategies. We are excited about having our people work on the crown assets. We should also be clear that not all of the benefits will come from our people. Crown has some very talented people who we intend to invite to join with us as we go forward. We hope that they will share in our belief that the new combined entity will be a far better enterprise than either of the companies independently.

For all of the reasons that I just mentioned, the signing of the Crown merger agreement and the closing of the Rouse and the multi-family transactions represent key milestones in our execution of an aggressive retail growth strategy. We are excited about this opportunity, and we are confident in our ability to deliver results for our shareholders.

Thank you very much. And after the presentations by Jon Weller and Ed Glickman, we will have an opportunity to take your questions. I will now ask Jon Weller to come before this meeting.

_____________________________________________

MR. JONATHAN WELLER

Thank you, Ron. Thank you, and good morning everyone. The events that Ron talked about have made this an incredibly exciting time in our organization, and I think, as you all know, a real estate investment trust is a collection of assets, but people make this a company. And I just want to take a moment to recognize some of my colleagues and thank them for their efforts as we continue to run our business, and Ron reported how well the business has been running. At the same time, we have been transforming the company through the transactions that we just discussed. I would like to recognize Joe Coradino, our Executive Vice President in charge of our retail organization, who has an incredibly capable group of people who are running our shopping centers. We have new colleagues from The Rouse Company, and additional colleagues who will be joining us from Crown American after that transaction is closed, all of whom will be under Joe's very capable direction. Ray Trost, who is sitting about halfway back in the room, very capably has run our multi-family organization, and the incredibly strong pricing that we were able to achieve in that transaction is largely a result of Ray's efforts with a team of talented colleagues. And I am pleased to tell you that following the completion of the multi-family transaction, that Ray will be staying with the company and joining the retail group. George Rubin and Jeff Linn, who are in charge of our acquisition activities, also with a very capable group of colleagues -- they have been incredibly busy working on the transactions that we have been talking to you about, and we are incredibly gratified that a number of these are completed and looking forward to the final completion, and we are all very thankful for their efforts.

To Ed Glickman, who is in the back of the room, and Dave Bryant, who I saw a minute ago in the third row, with their group in charge of our finance, having to keep track of both the old company and the new company has been an incredibly challenging activity, and they have done a great job. To Bruce Goldman, over here on my right, our

Executive Vice President and General Counsel -- Bruce has led a team of incredibly capable attorneys in a very, very complex set of transactions that never would have happened without his great talent and his perseverance. And we are all very grateful for his efforts. And lastly, to Doug Grayson, here on my left in the front row -- Doug is in charge of the development group. Development is at the core and the heart of the capabilities of these companies, and Doug ably leads a group of talented executives in that activity. And I would like to ask all of my colleagues who are here today to stand up for a moment. That's you guys in the back, too. Thank you. Great work, guys. And I should say that the group that's here, maybe 50 or so, are among the 1,000 or so -- is that a good number, Judy -- about 1,000 PREIT employees, soon to grow probably to about 1,500 with the addition of the Crown properties. So this is the group that makes it happen, and thank you very, very much.

I just want to give you a quick overview of what the Company is going to look like after we complete the transactions. You are not going to be able to read the names of the properties on the map, but this will show you the concentration of assets in the mid-Atlantic region and up and down the East Coast. That big block on the left are the assets in Pennsylvania -- 16 malls and several strip centers that will give us a huge presence in this region. And I was thinking about that over the last few days, and I guess we are really putting Pennsylvania into Pennsylvania Real Estate Investment Trust.

This is what the regional breakdown looks like. Again, that big block on the right is Pennsylvania, 61 percent. But 80 percent of our properties, over 80 percent of our properties, will be in the mid-Atlantic region -- Pennsylvania, New Jersey, Maryland and Delaware.

This is what our asset makeup looked like as of the end of 2002, before all of this action started to happen. We had 36 percent of our assets in multi-family, the balance in retail, made up of enclosed malls, strip and power centers. And now, I want to show you what it is going to look like when we have finished, assuming we finish everything as we have discussed. We will have sold all of our multi-family. We will have 84 percent of our assets in regional shopping centers. That's the 40 centers that Ron mentioned before. And the balance of 16 percent of our assets will be in strip and power centers. The total pie there is
33.5 million square feet, compared to the previous chart, which was 18.5 million square feet. So we're nearly doubling the size of the company, in terms of square footage, and transforming the company to a dominant regional mall owner.

With those remarks, let me ask Ed Glickman to come forward and continue our presentation. Thank you.

_____________________________________________

MR. EDWARD GLICKMAN

Thank you very much. I would like to briefly discuss the company's financial performance, both in terms of the core business and how it has been doing while we have been in the midst of these transactions, and then to share with you a few metrics on the company as it will look in the future.

Our total revenues were up in our core business by 15.8 percent, and you see here on the slide both -- revenue is up by 15.8 percent, $21.6 million increase. This is the company as it was before the transactions, in 2002. This is another view of that, in terms of the net operating income of the company, which was up by 15.9 percent or $14.5 million. Our investment in real estate was up by 14.2 percent, and our stock price was up substantially from starting the year at $23 to $28.53 as of yesterday. So it's been a nice move in the stock price.

This is how we will look on a pro forma basis for the transactions. 2002 was a special year for us, looking historically, because we went from $692 million of market cap in 1998; we broke $1 billion in 2002. By the end of 2003, if we complete all the transactions as expected, we should be somewhere approximately $2.7 billion of market cap, so a dramatic shift in size for the company.

Funds from operations -- we have given guidance somewhere in the $3 -- plus $3.30 range, obviously up substantially from where we have been in the past years. And here is a look at our balance sheet as it will appear at the $2.7 billion level. We will be approximately slightly over 60 percent in debt. We will inherit Crown's preferred stock, which will be about 5 percent of our capitalization, and our common stock prior to any equity offering will be 34 percent.

So in summary, the company is undergoing a dramatic transformation, both operationally and financially, with a new strategic focus and the ability to significantly enhance our position in the capital markets.

And at this time, Ron, Jon and I are available for any questions, which you may have.

_____________________________________________

THE CALLER

My name is Tom Breslin (ph). I am a representative with the Philadelphia Carpenters' Union, and we are shareholders with PREIT-RUBIN.-PREIT (multiple speakers). I have a two-part question, if you could answer it. Why is the management of the Company, not the Board, the group considering the expansion of the Board? That's the first question.

_____________________________________________

COMPANY REPRESENTATIVE

Excuse me, sir.  Could you repeat that?  It was a little hard to hear.

_____________________________________________

THE CALLER

Why is the management of the Company, not the Board, the group considering whether to expand the Board?

_____________________________________________

MR. RONALD RUBIN

The question is, why is the management of the Company not considering expanding the Board? Is that what you said?

_____________________________________________

THE CALLER

Let me just follow it up. I'm sorry; I apologize. The proxy statement basically indicates the following -- management currently is considering proposing for PREIT's Board of Trustees that it expand its size by one or two additional members, until the vacancies created thereby at a meeting of the Board of Trustees occurring after the annual meeting of shareholders. The question to that is, why is management of the Company, not the Board, the group considering whether to expand the Board?

_____________________________________________

MR. RONALD RUBIN

Howard, would you like to respond? Howard Blum is counsel to the company.

_____________________________________________

COMPANY REPRESENTATIVE

(inaudible).

_____________________________________________

THE CALLER

I have a second, follow-up question. If the Board of Directors was expanding following this annual meeting, and before the next annual meeting, will the Directors named to the Board in the interim stand for election next year, or might they serve multiple years on the Board without being elected by the shareholders?

_____________________________________________

HOWARD BLUM

Very good question. The person who is being presented, first of all, is being presented because the opportunity to bring him on the Board -- and he's an excellent, excellent person, as you will all note, if he is in fact appointed, and you get to learn something about him. It came up after we had actually filed a proxy statement, so it was too late, given the timing, to adjust the proxy statement. However, he will stand for reelection very shortly. Under the trust agreement, someone elected in the manner in which he is being elected stands for reelection at the next meeting of the shareholders, which in this case will be taking place probably in September, in connection with the merger. So he will be on without shareholder vote only for a matter of a couple of months.

_____________________________________________

MR. RONALD RUBIN

Any other questions?  Yes?  State your name, please.

_____________________________________________

THE CALLER

Edward Friedman (ph), an individual investor. Being fully dependent, at my age, upon dividends, could you comment on what your dividend policy will be over the next foreseeable future?

_____________________________________________

EDWARD GLICKMAN

We have stated that at the time of the Crown transaction, should it succeed, we intend to raise the dividend to $2.15 from where it has been at $2.04, and it is our intention to maintain, as we have in the past, a conservative dividend policy but to raise it in keeping with the REIT requirements. So, as our net operating income and our funds available from operations increase, we also increase the dividends over time.

_____________________________________________

THE CALLER

My name is John Caprere (ph). I am an individual investor in PREIT. A question for you about the Crown properties and portfolio. Do you plan to keep all the properties? Are you going to sell some off? And what do you think the cost to bring these properties up to speed is going to do to the portfolio for PREIT?

_____________________________________________

MR. RONALD RUBIN

Well, let me try to give you a little bit of color to that question. When we entered into the transaction with Crown, a little more than a year ago, we signed a confidentiality agreement. And that more or less prevented us from talking to prospective tenants about the Crown assets. Since the execution of the definitive agreement in May, which was immediately followed by the ICSC meetings in Las Vegas, we had an opportunity -- our people, led by Joe Coradino, have had an opportunity to explore some of the possibilities for the Crown assets. And we are going to determine between now -- hopefully, between now and the time we close the transaction, which could be in October of this year, which assets we think have potential for value added that we can create and which assets don't. And at that time, or shortly thereafter, we will decide which assets are going to remain part of our core portfolio. Initially, we're thinking of the 27 assets that we are buying from Crown, at -- roughly somewhere in the five or six range may be available for liquidation. But we don't know that for a fact, and with regard to your second question, or second part of your question, in terms of the capital required, we won't know what those capital requirements will be until we know which of those properties are candidates for turnarounds. Once we know that, we will be able to determine what new tenants we can bring in, and how much that is going to cost, and then we will be able to give a definitive response to questions like yours.

_____________________________________________

THE CALLER

I would assume, as part of that last response, that you have done some minor due diligence with respect to the properties, getting some understanding of what it's going to cost to bring these properties up to a certain level?

_____________________________________________

MR. RONALD RUBIN

Well, we have done a lot of due diligence on the properties. Our people have been there. We have looked at these properties. We are familiar with them. A number of them are in our backyard. But we won't know yet, until we develop our strategy and our game plan for each of these assets, what we are going to have to spend, or what we choose to spend, in order to bring them to where we think they should be.

Next question.  Yes -- Ed Rosen.

_____________________________________________

THE CALLER

Ron, you made a consistent point about how you are now doing a strategic focus on one kind of asset. The other side of focus, of course, is diversity. So you have given up diversity for focus. My question is, is the company going to be vulnerable, in the future, if the shopping mall industry suffers a decline and you won't have any diversity to cushion the future of the company?

_____________________________________________

MR. RONALD RUBIN

Well, we made a decision, and it was made with a lot of thought, to go in this direction, because we feel that we are a real estate company, and we are focused on the location of these assets. And we think that the properties that we will have in this company, after these transactions close, are going to be properties that are going to be well-located, and as changes take place in the retail business, which they do, as long as we have properties in excellent locations on major interchanges, major highways, opposite other good retail locations, we think we will be able to keep these properties leased. So, in terms of the decision that we made, which was, in some cases, the multi-family properties were a very important part of our company -- but there was really no way for us to grow that business because of the pricing of multi-family assets. And so, in order for us to show the kind of growth that we felt that we had to show for the shareholders, we decided on a strategic direction to expand our retail. And I don't know what the future is going to bring. Things can change. You know, at one time, The Rubin Organization, before the PREIT transaction, was the largest office landlord in the Philadelphia market. So we understand different aspects of the real estate business. And we are real estate people, and we are also opportunists. So we will look at the opportunities as they come down the road, but right now, our focus is retail. We think we can expand the business best that way, and we think we can make the most money for our shareholders.

_____________________________________________

THE CALLER

Would you comment on the trends in the retail marketplace by sector -- home, linen, discount, club -- how these might effect you, and what Wal-Mart might be doing, and which of these tenants might be most important to your redevelopment activities?

_____________________________________________

MR. RONALD RUBIN

That's a good question. Our view of the retail business, and one of the reasons why we have been successful -- the Company has been successful -- in turning around some marginal retail assets, is that the big-box tenants are now going into and locating into malls. And because of that, we have been able -- and not only us, other companies have done the same thing. But we have been able to use the relationships that we have in the power center type tenants like you mentioned -- the Targets and the Kohl's and the good, expanding retailers -- we have been able to bring them into our malls, and the retail industry is finding more and more that the better tenants are all locating together. And just an interesting point -- at a recent ICSC trustees meeting, one of the leading developers in the country stood up and said in his opinion, the ideal mall in the future would have Target at one end and Nordstrom's at the other. So, you know, think about it. Target is a great tenant and a great asset, and we have done many transactions with them. So that's our hope then, and that is part of our strategy.

_____________________________________________

THE CALLER

Lou Rosenthal (ph), Prudential Securities. Regarding the debt, I assume the sales of the properties that you are contemplating will probably go to reduce the debt. Do you expect to do any equity financing?

_____________________________________________

MR. EDWARD GLICKMAN

The sales of the properties -- the proceeds from the sales -- would go to reduce debt, or essentially go to reduce debt. And yes, we are contemplating offering equity at some point in the future.

_____________________________________________

THE CALLER

You don't know when?

_____________________________________________

MR. EDWARD GLICKMAN

Well, we are in the middle of filing a proxy statement for the merger, and trying to complete the transaction with Crown. There's a lot of stuff that we have to go through before we will be in the position to give you a better timeline. Thank you.

_____________________________________________

THE CALLER

I am curious to know what the Crown properties are, primarily. Are they the same thing? Are they malls? What is Crown?

_____________________________________________

MR. RONALD RUBIN

Crown is a company, which is a New York Stock Exchange REIT that essentially is in the mall business, and they have 27 malls, 16 of which are in Pennsylvania. And that is the company that we are merging with.

_____________________________________________

THE CALLER

Mr. Rubin, my name is Bill Warren (ph), investor. You say the multi-family area is increasing in price, which precludes your ability to acquire more properties to make it worthwhile. I read in the newspapers that multi-family and condominiums -- are they simultaneously, as far as you're concerned, the same properties?

_____________________________________________

MR. RONALD RUBIN

Well, condominiums are generally multi-family properties, yes.

_____________________________________________

THE CALLER

I read that the rate of growth is slowing, as far as capital appreciation. Is that true?

_____________________________________________

MR. RONALD RUBIN

Well, here's the thing, and this is very subjective. But the debt market today, the ability to finance properties has had an effect on property valuations. The multi-family sector is not looked at, at the present time, the same way that the retail sector is looked at. The retail sector is more in demand. When I said that we couldn't grow the business as easily, what I meant was that multi-family properties were generally priced much higher than the retail assets that we could acquire and add our creative talents to add value to those assets. So that was really a strategic statement that I made, and it's the way that we view our best opportunities for the growth of the business, going forward.

_____________________________________________

THE CALLER

Mr. Rubin, my name is David Gannon (ph). I also represent the Philadelphia Regional Council of Carpenters. I have two questions. My first one is, there is another fundamental issue concerning the selection of Board nominees in elections, and that is there is apparently no nominating committee of the Board of Directors. Our company is a New York Stock Exchange-listed company, and the listing requirements of the Exchange require that listing companies maintain a nominating committee of the Board comprised entirely of independent directors. Why don't we have a Board nominating committee?

_____________________________________________

MR. HOWARD BLUM

It's a fair question. We do intend to appoint a committee. We have -- I'll start again. To respond where we are on a nominating committee, we have adopted a charter for a nominating committee in accordance with New York Stock Exchange rules, which, incidentally, do not require it at the present time; they will require a nominating committee in the future. We wanted to get a head start on it. We have been a little bit delayed in designating people to that committee, although I would expect that we would do that very shortly, and have an actual operating committee shortly. The delay is the focus, as you can imagine, has been on the various transactions that were reported to you today. And now that those transactions have sort of subsided in requiring trustee focus, we can turn our attentions to populating that committee. But it is ready to be populated, it won't take but a meeting to do so.

_____________________________________________

THE CALLER

This committee will be truly independent, though?

_____________________________________________

MR. HOWARD BLUM

Oh, absolutely. All of our committees -- we have two standing committees currently, and they are absolutely 100 percent independent.

_____________________________________________

THE CALLER

My second question is the proxy statement indicates that the Board is considering establishing an executive committee of the Board to exercise all the powers and authority of the Board of Trustees between the meetings of the Board of Trustees. My question is whether it is necessary to form such a committee, given that the full Board met eight times last year.

_____________________________________________

MR. HOWARD BLUM

The answer to that question is that we have established in the bylaws the capacity to do it. It has not been populated yet. I would expect it will be populated. The problem that this company has had from time to time, although not recently, because we have had so many meetings, because of these transactions -- the problem -- and many other public companies -- is that the events occur in between Board meetings, which are typically scheduled a couple of months apart, and it is very difficult to take the steps necessary so that in that connection, most public companies will have some capacity, whether they call it executive committee or something else, in order to allow people to move forward on transactions and matters that come up in between Board meetings. And that is all we're trying to do; it's for efficiency and is not to take away the power of the Board, I can assure you.

_____________________________________________

MR. RONALD RUBIN

Any other questions?

_____________________________________________

THE CALLER

Dodd Fisher (ph). Do you have any particular capital planning around variable or fixed debt, or maturity dates, term, variable versus fixed?

_____________________________________________

MR. RONALD RUBIN

Yes, we do.  Ed, do you want to try to help with that?

_____________________________________________

MR. EDWARD GLICKMAN

The Company's bias is towards long-term fixed-rate debt, which matches the length of time of a lot of our leases, which are long-term and have participations under them, but a lot of them have a fixed base, so we do favor long-term fixed-rate debt. And currently, a substantial portion of the Company's capitalization is long-term, and it's fixed. And some of our floating-rate debt is also swapped to take out the interest rate risk, and that is our policy in the future, as well.

Generally, the mortgage market is most active around 10 years, but it depends on what we're doing with each particular property -- what kind of debt we look to put on it. But the mortgage market -- and a lot of our debt is mortgage debt -- is generally a 10-year market.

_____________________________________________

MR. RONALD RUBIN

Yes?

_____________________________________________

THE CALLER

I am Marvin Miller, a long-term investor in this trust, this corporation. I wanted to commend you, your trustees, your officers and staff on a beautiful job. We have grown and grown and grown. I am sure we will continue to do so. Thank you.

_____________________________________________

MR. RONALD RUBIN

Thank you very much, Marvin. Ladies and gentlemen, are there any other questions in the room?

_____________________________________________

THE CALLER

My name is Pearl Steinberger (ph), and I am an investor. I'm also a female, as you can see, and a shopper. And my point is that there is a certain homogeneity about malls that I think in some cases turns people off. What can you do to avoid an over-homogeneity in the approach to the mall picture?

_____________________________________________

MR. RONALD RUBIN

You mean, how can we be different? Well, we're trying to stay on our toes, and we're trying to see what is being done elsewhere that excites people. And there are many things that are being done in other parts of the country in order to just deal with that issue that you raised. It's a lot easier when you are in small towns and you are the only game in town, and when you are in larger communities like some of our new Rouse acquisitions are, where you are very competitive, you have to find ways to make yourself different. One of the things that we do is we try to bringing in tenants that excite the communities. Hopefully, those would be tenants that are not generally located in other malls in that particular area. And we attempt to do things that will make you come to our malls, and your friends. And so, this is a segment of our company that's constantly looking at different ways to do exactly what you said. We know we have to be distinctive in order to continue to be successful. So you can rest assured that we will be looking at different ways to do that.

Is there any other question at this point? If not, let me ask our representatives of our auditors, KPMG, whether they would like to make any statements regarding the financial statements. Jack, is there anything you would like to say?

_____________________________________________

JACK SALMON

(inaudible).

_____________________________________________

MR. RONALD RUBIN

Thank you. Is there any other, further business to come before this meeting at this point? If not, I officially declare the 2003 annual meeting of the shareholders of the trust closed. Thank you, ladies and gentlemen, very much.

(CONFERENCE CALL CONCLUDED)